Abridged Business Plan



Univoice

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Univoice

Overview:

Univoice is the 1st ever "learn languages through music" mobile app

Milestones:

- 3/19   - soft launch: product live on App Store & Google Play Store
- 7/19   - secured prestigious music licensing deals with music licensors globally
- 8/19   - released major user interface (UI) & user experience (UX) enhancements
- 10/19 - completed production of marketing collateral for "hard launch" in 2020
- 11/19 - accepted into prestigious accelerator program, New Chip (8% acceptance rate)
- 12/19 - secured 50% of our $625,000 pre-seed funding round
- 2/20   - entered partnership with Lyric Find for translation & synchronization en masse (33% reduced cost/song)
- 3/20   - landed "Top 30" label licensing deal, featuring tracks from Frank Sinatra, James Taylor, and Isaac Hayes
- 4/20   - built out advisory council with heavy hitters, including:
  Spotify's Head of Global Licensing &
  Babbel's former Head of International Growth

Traction:

Growth: 200 users acquired at soft launch end of March; 1000% growth --> 2000 users present day (exclusively word of mouth growth + some PR, including media mentions surrounding our U.S.-Mexican cross border concert)
- No marketing content has been released as of yet. We'll release 36 pieces of produced collateral post-seed raise

Usage Stats: (Mar 22 - Apr 22):
- Active devices / day: 32.3
- Sessions / day: 104.1
- Total sessions: 3,200
- Avg. time / device / day: 6.2 minutes
- 1 in 3 users spend avg. 5 minutes / session (industry standard)

Projections / Targets:

Year	User Count	Revenue	Net
2020	75,000	$576,616	($436,800)
2021	750,000	$1.6M	($593,888)
2022	1,462,500	$4.5M	$608,649
2023	3,187,500	$11M	$3.9M

Disclaimer: forward projections cannot be guaranteed.

Current Initiatives:

- Fundraising: at 60% of our $625,000 pre-Seed raise.
  Actively seeking additional funding from angels and early-stage VC's

- Product + Processes That Convert:
  - Onboarding / registration revamp: recreating new-user UX to improve engagement
- Gamification features:
  - User progress tracking - individuals tracking how far they've come
  - Challenge a friend - key social element for transitioning from individual to group learning experience
  - Point system - point-based freemium features, driving users to spend points in order to consume content & offering many paths to regeneration of point bank through successful learning
- Push notifications and email marketing:
  - Preparing well-researched nurture email sequence, following strict methodology on 'the user email journey'
  - Personalized push notifications, following researched methodology proven to drive action
- Prepping Marketing Collateral for GTM (below)
- New Content Acquisition
  - Concord & Sony Partnerships - finalizing deals with Top 30 record labels is a much more efficient & cost-effective alternative for catalogue expansion than is securing many smaller music deals.
  - Lyric Find Partnership - collaborating with Lyric Find for song translation & synchronization en masse is both a time-efficient and cost-effective solution (~30% reduction in total cost per song.)

Go to Market Strategy:

Online and offline marketing strategies for hard launch

- Digital Channel Advertising: YouTube, Instagram, Facebook, Twitter
  - Sample Ads: Duolingo Compete Vids | Interviews with Macro-Influencers (1M+ followers) #1 #2 #3 | Macro-Influencer Social Segments #1 #2 #3

- Organic Influencer Marketing: utilizing our pre-baked templates and infographics, artists have multiple options to spread the word to their fan base, once their song is live on our app - access to millions of fans in these musicians' fan base

- Paid Influencer Marketing: incentivizing music & language influencers to partner with us on promotional push (type & content of promo varies by influencer; goal is for influencer to maintain complete authenticity, hence driving max engagement)
  - Video pitch used to compel influencers to opt-in to our influencer marketing campaign & do paid product placement to their followers

- Affiliate Marketing: networks consisting of 1000's of culture | travel | music | language industry affiliates, who can opt-in to partner in a rev-sharing capacity
  - Contracted John Skorick, 20+ year user acquisition expert specialized in affiliate marketing, to spearhead the affiliate effort

- App Store Optimization: targetedly improving the discoverability of app landing page in app store & maximizing conversion potential for on-site traffic
  - App Store Keywords | Google Play Keywords

Investment

Funding to Date: $335,000

- $50,000 (from Founder, Sami Halabi)
- $50,000 (from Mike Halabi, family member)
- $50,000 (from Glenn Hodge, founder/owner of First Texas Brokerage)
- $75,000 (from MKGRGHMCG, LLC - real estate / brokerage firm)
- $25,000 (from TJ Jones @Energy Lodge - leasing, property management, legal support)
- $25,000 (from Jon Glanzman, individual angel investor)
- $35,000 (from Mike Miller, individual angel investor)
- $25,000 (from Ryan Cartwright, Silicon Valley angel)

Use of Funds

- Product Development: improving performance, developing social / gamification features to maximize engagement and rolling retention rates, & to incentivize word of mouth growth

- Song Library & Language Expansion: adding songs, with a focus on popular tracks through our partnerships with Concord and Sony Music; and, supporting new languages

- Marketing Content Creation & Advertising: creating marketing collateral, advertising across our high-impact digital channels, and paying affiliate / influencer marketing fees

- Human Capital / New Hires: maintaining and expanding our incredible talent pool

- Proprietary Tech: deploying our two below-detailed proprietary technologies

Intellectual Property

- Trademark: (Word Mark) domestic & international (pending)

- Trademark: (Logo) domestic & international (active)

- Patent: 'Interactive Language Learning Through Music' (active)

- Future Patents:

  - Business Process: digital transcription & synchronization control system - drastically reduces human capital costs for these activities & reduces production timeline for getting songs live on the app

  - 'Wernicke' algorithm - increased precision and accuracy for speech recognition of slang, dialectic, and idiomatic speech